UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 18, 2023

LIFE STORAGE, INC.

LIFE STORAGE LP

(Exact name of registrant specified in its charter)

Maryland (Life Storage, Inc.)	1-13820	16-1194043

Delaware (Life Storage LP)	0-24071	16-1481551
(State of Formation)	(Commission File Number)	(IRS Employer Identification No.)

6467 Main Street

Williamsville, New York 14221

(Address of Principal Executive Offices, Zip Code)

Registrant’s telephone number, including area code: (716) 633-1850

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Life Storage, Inc.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	LSI	The New York Stock Exchange

Life Storage LP

Title of each class	Trading Symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Life Storage, Inc.:

Emerging Growth Company  ☐

Life Storage LP:

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Life Storage, Inc.  ☐

Life Storage, Inc.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on April 2, 2023, Life Storage, Inc. (“Life Storage”) and Life Storage LP (“Life Storage OP” and, together with Life Storage, the “Life Storage Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Extra Space Storage Inc., a Maryland corporation (“Extra Space”), Extra Space LP, a Delaware limited partnership (“Extra Space OP”), Eros Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space (“Extra Space Merger Sub”), Eros OP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Extra Space OP (“Extra Space OP Merger Sub” and, together with Extra Space, Extra Space OP and Extra Space Merger Sub, the “Extra Space Parties”). The Merger Agreement provides for, subject to the terms and conditions thereof, the combination of Life Storage and Extra Space through a series of transactions including, among others, (i) a merger of Extra Space Merger Sub with and into Life Storage, with Life Storage continuing as the surviving entity and a wholly owned subsidiary of Extra Space (the “Company Merger”) and (ii) a merger of Extra Space OP Merger Sub with and into Life Storage OP, with Life Storage OP continuing as the surviving entity and a wholly owned indirect subsidiary of Extra Space OP (the “Partnership Merger” and, together with the Company Merger, the “Mergers”). The Merger Agreement is filed as Exhibit 2.1 to Life Storage’s Form 8-K filed on April 3, 2023.

On May 18, 2023, the Life Storage Parties and the Extra Space Parties entered into an Amendment to Agreement and Plan of Merger (the “Merger Agreement Amendment”) in accordance with Sections 2.5 and 9.5 of the Merger Agreement, to, among other matters, (i) remove the right of Minority Limited Partners (as defined in the Merger Agreement) to elect to receive shares of Extra Space common stock in lieu of common limited partnership interests of Extra Space OP in the Partnership Merger, (ii) remove the right of holders of 4.5% Series A preferred limited partnership units of Life Storage OP (“Life Storage OP preferred units”) to elect to convert their respective Life Storage OP preferred units to common limited partnership interests in Life Storage OP prior to the Partnership Merger effective time or receive a cash payment equal to the liquidation preference upon the consummation of the Partnership Merger, and (iii) replace the top-up cash payment to be paid to certain holders of Life Storage restricted common stock with top-up grants of Life Storage performance stock units. With regard to the amendment described in clause (i), Minority Limited Partners will continue to have the right under the limited partnership agreement of Life Storage OP to elect to redeem their common limited partnership interests prior to the Partnership Merger in exchange for cash or common stock of Life Storage. With respect to the amendment described in clause (ii), all holders of Life Storage OP preferred units have elected to convert their preferred units to common units pursuant to the terms of the preferred units, so the election right described in clause (ii) is no longer necessary. With regard to the amendment described in clause (iii), such holders of Life Storage restricted stock will be entitled to receive a top-up grant of Life Storage performance stock units which represents the right to receive a number of shares of Life Storage common stock with a fair market value substantially equivalent to the top-up cash payment that they otherwise would have been entitled to receive pursuant to the Merger Agreement.

The foregoing summary of the Merger Agreement Amendment does not purport to be a complete description and is qualified in its entirety by the full text of the Merger Agreement Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Amendment to Agreement and Plan of Merger, dated as of May 18, 2023, by and among Extra Space Storage Inc., Extra Space Storage LP, Eros Merger Sub, LLC, Eros OP Merger Sub, LLC, Life Storage, Inc. and Life Storage LP.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Life Storage and Extra Space operate as well as beliefs and assumptions of Life Storage and Extra Space. Such statements involve uncertainties that could significantly impact Life Storage’s or Extra Space’s financial results. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address operating performance, events or developments that Life Storage or Extra Space expects or anticipates will occur in the future — including statements relating to any possible transaction between Life Storage and Extra Space, acquisition and development activity, disposition activity, general conditions in the geographic areas where Life Storage or Extra Space operate, and Life Storage’s and Extra Space’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Life Storage and Extra Space believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Life Storage nor Extra Space can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Life Storage’s and Extra Space’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Life Storage and Extra Space management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that Life Storage’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Life Storage and Extra Space to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Extra Space common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; (xii) national, international, regional and local economic and political climates and conditions; (xiii) changes in global financial markets and interest rates; (xiv) increased or unanticipated competition for Life Storage’s or Extra Space’s properties; (xv) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xvi) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xvii) availability of financing and capital, the levels of debt that Life Storage and Extra Space maintain and their credit ratings; (xviii) environmental uncertainties, including risks of natural disasters; (xix) risks related to the coronavirus pandemic; and (xx) those additional factors discussed under Part I, Item 1A. Risk Factors in Life Storage’s and Extra Space’s respective Annual Reports on Form 10-K for the year ended December 31, 2022. Neither Life Storage nor Extra Space undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Extra Space intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Extra Space and a joint proxy statement of Extra Space and Life Storage (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Extra Space’s stockholders and Life Storage’s stockholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Extra Space and Life Storage with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Extra Space with the SEC will be available free of charge on Extra Space’s website at www.extraspace.com or by contacting Extra Space’s Investor Relations at info@extraspace.com. Copies of the documents filed by Life Storage with the SEC will be available free of charge on Life Storage’s website at www.lifestorage.com or by contacting Brent Maedl with Life Storage’s Investor Relations department at bmaedl@lifestorage.com or by calling (716) 328-9756.

Participants in the Solicitation

Life Storage and Extra Space and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Life Storage is available in the Life Storage proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 13, 2023. Information about directors and executive officers of Extra Space is available in the Extra Space proxy statement for its 2023 Annual Meeting, which was filed with the SEC on April 4, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Life Storage and Extra Space as indicated above.

No Offer or Sale

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFE STORAGE, INC.

By:	/s/ Joseph V. Saffire
Joseph V. Saffire
Chief Executive Officer

LIFE STORAGE LP
By: Life Storage, Inc., its general partner

By:	/s/ Joseph V. Saffire
Joseph V. Saffire
Chief Executive Officer

Dated: May 19, 2023

Exhibit 2.1

AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT (this “Amendment”) to the Agreement and Plan of Merger, dated as of April 2, 2023 (the “Merger Agreement”), by and among EXTRA SPACE STORAGE INC., a Maryland corporation (“Parent”), EXTRA SPACE STORAGE LP, a Delaware limited partnership (“Parent OP”), EROS MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Extra Space Merger Sub”), EROS OP MERGER SUB, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent OP (“Extra Space OP Merger Sub” and, together with Parent, Parent OP and Extra Space Merger Sub, the “Parent Parties”), LIFE STORAGE, INC., a Maryland corporation (the “Company”), and LIFE STORAGE LP, a Delaware limited partnership (the “Partnership” and, together with the Company, the “Company Parties”), is made and entered into as of May 18, 2023, by the Parent Parties and the Company Parties. Parent, Parent OP, Extra Space Merger Sub, Extra Space OP Merger Sub, the Company and the Partnership are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement, as modified by this Amendment.

WHEREAS, pursuant to Section 9.5 of the Merger Agreement, the Merger Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval is obtained; and

WHEREAS, the Parties desire to amend the Merger Agreement to, among other things, (i) replace the top-up cash payment to be paid to certain holders of Company 2015 Plan Restricted Shares, (ii) remove the Parent Common Stock Election and the Preferred Unitholder Election, and (iii) make such other changes as are necessary or appropriate in light of the foregoing amendments.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto do hereby agree as follows:

1.	Amendments to Recitals.

1.1.	Clause (c) of the first WHEREAS recital is hereby deleted and replaced in its entirety with the following:

(c) immediately following the effectiveness of the LLC Conversions, Parent shall contribute to Parent OP all of the membership interests in the Surviving Entity in exchange for equity interests in Parent OP pursuant to the Contribution and Issuance, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

1.2.	The proviso at the end of the second WHEREAS recital is hereby deleted in its entirety.

1.3.	The third WHEREAS recital is hereby deleted and replaced in its entirety with the following:

WHEREAS, as of the date of this Amendment, there are no 4.5% Series A Preferred Limited Partnership Units of the Partnership (the “Series A Preferred Units”) outstanding;

1.4.	The eighth WHEREAS recital is hereby deleted and replaced in its entirety with the following:

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) Parent’s acquisition of the Company Common Stock pursuant to the Company Merger and the Deemed Liquidation (as defined below) be integrated, and that the Company Merger and the Deemed Liquidation, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and (b) the Partnership Merger will be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i); and

2.	Amendment to Section 1.1. The following definition is hereby added to Section 1.1 of the Merger Agreement:

“Minority Limited Partner” means a holder of Partnership OP Units other than the Company or any wholly owned Company Subsidiary.

3.	Amendment to Section 2.1(c)(i). Section 2.1(c)(i) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Immediately after the effectiveness of the LLC Conversions, Parent, its applicable Subsidiaries and the Surviving Entity shall cause the contribution (the “Contribution”) of all of the outstanding equity interests of the Surviving Entity to Parent OP in exchange for the issuance by Parent OP to Parent or its applicable Subsidiaries (as Parent shall direct) of a number of newly issued Parent OP Units equal to the aggregate number of shares of Parent Common Stock to be issued in the Company Merger (the “Issuance”). As a result of the Contribution, the Surviving Entity shall become a direct wholly owned subsidiary of Parent OP.

4.	Amendment to Section 2.5. Section 2.5 of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Transaction Structure. Notwithstanding anything in this Agreement to the contrary, the Company Parties shall cooperate with and agree to any reasonable changes requested by Parent solely regarding the structure or steps of the transactions contemplated by this Article II (such cooperation shall include entering into appropriate amendments to this Agreement to reflect such reasonable changes) (the “Requested Changes”); provided that (a) any such Requested Changes would not reasonably be expected to have an adverse effect on the Company or any Company Subsidiary or the holders of the Company Common Stock, Partnership OP Units, Series A Preferred Units or Company Equity Awards, including any change to the form or amount of consideration to be received by holders of the Company Common Stock, Partnership OP Units, Series A Preferred Units or any Company Equity Awards, (b) none of the Requested Changes shall delay or prevent the Closing, (c) any amendments required to implement the Requested Changes must be made in accordance with Section 9.5, (d) none of the Company, the Partnership or any of their Subsidiaries (including all Company Subsidiaries) shall be required to take any action in contravention of any Laws, its organizational documents or any Company Material Contract, (e) the implementation of any such Requested Changes shall be contingent upon the receipt by the Company of a written notice from Parent confirming that all of the conditions set forth in Article VIII, other than such conditions that are to be satisfied at the Closing and the condition set forth in Section 8.1(a), have been satisfied (or, at the option of Parent, waived) and that the Parent Parties are prepared to proceed promptly following receipt of the approvals set forth in Section 8.1(a) with the Closing and any other evidence reasonably requested by the Company that the Closing will occur, (f) the Requested Changes (or the inability to complete the Requested Changes) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including payment of any consideration hereunder, (g) neither the Company nor any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as, or its qualification for taxation as, a REIT, and (h) neither the Company nor any Company Subsidiary shall be required to take any such action that would reasonably be expected to result in an amount of Taxes that are incrementally greater or more adverse than the Taxes which would be imposed on such person in the absence of the Requested Changes being imposed on, or other adverse Tax consequences to, any stockholder or other equity interest holder of the Company or the Partnership (in such person’s capacity as a stockholder or other equity interest holder of the Company or the Partnership), unless such holders are indemnified by the Parent Parties for such incremental Taxes. Parent shall, upon request by the Company or the Partnership, pay or assume all reasonable out-of-pocket costs incurred or to be incurred by the

Company or the Partnership in connection with any actions taken by the Company or the Partnership in accordance with this Section 2.5 (including reasonable fees and expenses of their Representatives). The Parent Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, the Partnership, their Subsidiaries (including all Company Subsidiaries), and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions in the event that the Mergers are not consummated. Without limiting the foregoing, none of the representations, warranties or covenants of the Company Parties shall be deemed to apply to, or deemed breached or violated by, any of the Requested Changes.

5.	Amendments to Section 3.1(b).

5.1.	Section 3.1(b)(iv) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Conversion of Minority Limited Partner-Held Partnership OP Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of Parent OP, Extra Space OP Merger Sub, the Partnership or the holders of Partnership OP Units or Series A Preferred Units, each Partnership OP Unit held by a Minority Limited Partner that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into validly issued Parent OP Units in Parent OP (“New Parent OP Units”) in an amount equal to (x) one (1), multiplied by (y) the Exchange Ratio (rounded up to the nearest whole New Parent OP Unit), and each holder of New Parent OP Units shall be admitted as a limited partner of Parent OP. No fractional New Parent OP Units will be issued in the Partnership Merger. In accordance with the DRULPA and the Parent Partnership Agreement, each Minority Limited Partner who receives New Parent OP Units shall be admitted to Parent OP as a limited partner, and shall be bound by the provisions of the Parent Partnership Agreement, notwithstanding that such Minority Limited Partner may not have executed the Parent Partnership Agreement. Promptly after the Partnership Merger Effective Time, Parent OP shall deliver to each Minority Limited Partner entitled to receive New Parent OP Units pursuant to the terms of this Section 3.1(b)(iv), a notice confirming such Minority Limited Partner’s record ownership of the New Parent OP Units issuable pursuant hereto.

5.2.	Section 3.1(b)(v) of the Merger Agreement is hereby deleted in its entirety and such subsection is reserved.

5.3.	Section 3.1(b)(vi) of the Merger Agreement is hereby deleted in its entirety and such subsection is reserved.

6.	Amendments to Section 3.3.

6.1.	Section 3.3(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Exchange Agent. Not less than five (5) days prior to the dissemination of the joint proxy statement/prospectus in definitive form relating to the Company Stockholder Meeting, the Parent Stockholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(a)(ii) and Section 3.8. On or before the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) a number of shares of Parent Common Stock equal to the aggregate Merger Consideration in book-entry form issuable by Parent pursuant to Section 3.1(a)(ii), and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration payable pursuant to Section 3.8. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Company Merger Effective Time, any dividends or other distributions, if any, to which a holder of shares of Company Common Stock may be entitled pursuant to Section 3.3(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.3(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of shares of Company Common Stock that were outstanding as of immediately prior to the Company Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

6.2.	Section 3.3(e) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Company Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or to any Book-Entry Share for which the Exchange Agent has not paid and delivered the Merger Consideration pursuant to Section 3.3(d), in each case with respect to the shares of Parent Common Stock issuable to such holder hereunder. All such dividends and other distributions with respect to the shares of Parent Common Stock issuable to any such holder hereunder in accordance with this Agreement shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or payment and delivery of the Merger Consideration with respect to such Book-Entry Share. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Company Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Company Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

6.3.	Section 3.3(f) of the Merger Agreement is hereby deleted in its entirety and such subsection is reserved.

6.4.	Section 3.3(g) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of shares of Company Common Stock for six (6) months after the Company Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock prior to the Company Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

7.	Amendments to Section 4.3(j).

7.1.	The second sentence of Section 4.3(j) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

As of March 31, 2023, the Company OP GP owned approximately 1% of the Partnership OP Units.

7.2.	The following sentence is added to the end of Section 4.3(j) of the Merger Agreement:

As of the date of the Amendment, no Series A Preferred Units are outstanding.

8.	Amendment to Section 6.1(b). Clause (iii) of Section 6.1(b) is hereby deleted in its entirety and such clause is reserved.

9.	Amendment to Section 6.2. Clause (i) of the final paragraph of Section 6.2 is hereby deleted and replaced in its entirety with the following:

Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is reasonably necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Company Merger Effective Time, including making dividend or other distribution payments to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP or any other Parent Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be;

10.	Amendment to Section 7.8(d). Section 7.8(d) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Without limiting the generality of Section 7.8(a), (i) cash incentive bonuses for calendar year 2023 shall be treated as set forth in Section 7.8(d)(i) of the Company Disclosure Schedule, and (ii) no later than five (5) days prior to the Company Merger Effective Time, the Company shall take the actions specified in Section 7.8(d)(ii) of the Company Disclosure Schedule.

11.	Amendment to Section 7.9(a). Section 7.9(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

The Parties intend that for U.S. federal income tax purposes (i) immediately after the Company Merger, the Company shall become a Qualified REIT Subsidiary pursuant to Section 856(i) of the Code and as a result the Company shall be deemed to distribute all of its assets to Parent pursuant to a complete liquidation and will be disregarded as separate from Parent for federal tax purposes (the “Deemed Liquidation”), (ii) Parent’s acquisition of the Company Common Stock pursuant to the Company Merger and the Deemed Liquidation be integrated, and that the Company Merger and the Deemed Liquidation, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) that this Agreement be, and hereby is, adopted as a plan of reorganization for the Company Merger for purposes of Sections 354 and 361 of the Code and (iv) that the Partnership Merger be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i).

12.	Amendment to Section 7.13(a). The proviso to clause (i) of Section 7.13(a) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

provided, however, no such amendment shall increase the Merger Consideration payable pursuant to Article III or amend the definition of Change in Control Price;

13.	Amendment to Section 7.19(d). Section 7.19(d) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

Parent shall (i) promptly, upon request by the Company, pay or assume all reasonable and documented out-of-pocket costs and expenses payable to third parties (including advisor’s fees and expenses) incurred by the Company or any Company Subsidiary in connection with the cooperation provided or other action taken by Company or any Company Subsidiary pursuant to this Section 7.19 and (ii) indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any such financing transaction or Note Offers and Consent Solicitations, any information utilized in connection therewith or any action taken by the Company or any Company Subsidiary pursuant to this Section 7.19; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from the gross negligence or Willful Breach of the Company or any Company Subsidiaries un-der this Agreement; provided further that the foregoing indemnity shall only become payable in the event that the Mergers are not consummated.

14.	Amendment to Section 8.2(c). Section 8.2(c) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

REIT Qualification Opinion. Parent shall have received a written tax opinion of Phillips Lytle (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, commencing with its taxable year ended December 31, 1995 and through the Company Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

15.	Amendment to Section 8.3(d). Section 8.3(d) of the Merger Agreement is hereby deleted and replaced in its entirety with the following:

REIT Qualification Opinion. The Company shall have received a tax opinion of Latham & Watkins LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit F to this Agreement, dated as of the Closing Date, to the effect that commencing with Parent’s taxable year ended December 31, 2004, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of operation will enable Parent to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year that includes the Company Merger Effective Time and future taxable years (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

16.	No Other Amendments to the Merger Agreement.

16.1.

On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import shall mean and be a reference to the Merger Agreement as amended hereby. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances continue to refer to April 2, 2023, references to “the date hereof” and “the date of this Agreement” shall continue to refer to April 2, 2023, and references to the date of the Amendment and “as of the date of the Amendment” shall refer to May 18, 2023.

16.2.

Except as otherwise expressly provided herein, all of the terms and conditions of the Merger Agreement remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Merger Agreement or any of the documents referred to therein.

17.

Effect of Amendment. This Amendment shall form a part of the Merger Agreement for all purposes, and each party hereto and thereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

18.	Governing Law. This Amendment shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

19.

Counterparts. This Amendment may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

20.	Headings. The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

EXTRA SPACE STORAGE INC.

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Chief Executive Officer

EXTRA SPACE STORAGE LP

By:	ESS Holdings Business Trust I, its sole general partner

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Trustee

EROS MERGER SUB, LLC

By:	Extra Space Storage Inc., its sole member

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Chief Executive Officer

EROS OP MERGER SUB, LLC

By:	Extra Space Storage LP, its sole member

By:	ESS Holdings Business Trust I, its sole general partner

By:	/s/ Joseph D. Margolis
Name: Joseph D. Margolis
Title: Trustee

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

LIFE STORAGE, INC.

By:	/s/ Joseph Saffire
Name: Joseph Saffire
Title: Chief Executive Officer

LIFE STORAGE LP

By:	Life Storage Holdings, Inc., its general partner

By:	/s/ Joseph Saffire
Name: Joseph Saffire
Title: Chief Executive Officer